Larry W. Shackelford larry.shackelford@troutmansanders.com	Direct Dial: (404) 885-3926 Direct Fax: (404) 962-6548
March 4, 2009
VIA EDGAR
Mr. Morgan Youngwood
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 4561
Washington, DC 20549

Re:	Easylink Services International Corporation Form 10-K for the fiscal year ended July 31, 2008 Filed October 21, 2008 Definitive Proxy Statement Filed November 26, 2008 File No. 000-24996
Dear Mr. Youngwood:
Easylink Services International Corporation (the “Company”) has received and is in the process of preparing its responses to the comment letter, dated February 18, 2009 (the “Comment Letter”), from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission, with respect to the above referenced Form 10-K and Definitive Proxy Statement. Consistent with prior discussions with the Staff, the Company hereby requests a five business day extension of the time period in which it has to respond to the Comment Letter.
If you have any questions regarding this letter, please do not hesitate to contact me at 404-885-3926.
Sincerely,
TROUTMAN SANDERS LLP
/s/ Larry W. Shackelford
Larry W. Shackelford

cc:	Thomas J. Stallings, Chief Executive Officer, EasyLink Services International Corporation Glen E. Shipley, Chief Financial Officer, EasyLink Services International Corporation